Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
T - Q2 2014 AT&T Inc Earnings Call

EVENT DATE/TIME: JULY 23, 2014 / 08:30PM GMT

CORPORATE PARTICIPANTS

 Susan Johnson AT&T Inc. - SVP IR

 John Stephens AT&T Inc. - SEVP, CFO

 Ralph de la Vega AT&T Inc. - President, CEO AT&T Mobility

CONFERENCE CALL PARTICIPANTS

 Mike McCormack Jefferies & Company - Analyst

 John Hodulik UBS - Analyst

 Joe Mastrogiovanni Credit Suisse - Analyst

 Simon Flannery Morgan Stanley - Analyst

 Amir Rozwadowski Barclays Capital - Analyst

 Mike Rollins Citigroup - Analyst

 Phil Cusick JPMorgan - Analyst

 Timothy Horan Oppenheimer & Co. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the AT&T second-quarter earnings release 2014. (Operator Instructions).

At this time, I would like to turn the conference over to our first speaker, Senior Vice President, Investor Relations, Susan Johnson. Please go ahead.

Susan Johnson - AT&T Inc. - SVP IR

Thank you, Nick. Good afternoon, everyone, and welcome to our second-quarter conference call. It's great to have you with us today. I am Susan Johnson, head of Investor Relations for AT&T.

Joining me on the call today is John Stephens, AT&T's Chief Financial Officer, and Ralph de la Vega, AT&T's President and CEO for Mobility. John will cover our consolidated and wireline results and Ralph will give us an update on our wireless business, and then we will follow with a Q&A session.

Let me remind you our earnings material is available on the investor relations page of the AT&T website. That's www.att.com.relations.

Of course, I first need to draw your attention to our Safe Harbor statement before we begin, which says that some of our comments today may be forward-looking. As such, they are subject to risks and uncertainties. Results may differ materially.

And additional information is available in our and DIRECTV's SEC filings and on the investor relations page of AT&T and DIRECTV's websites. I also wish to direct your attention to the information regarding SEC filings that is included on this slide.

Before I turn the call over to John, I would like to provide some additional context for the quarter on slide 4. We've talked with you the last few quarters about how we have been transforming our business for growth. This quarter, we saw significant progress, particularly with our repositioning of the wireless business model.

First, on the network front. Our Project VIP investment plan continues to deliver. We are transforming our network to a premier IP video-centric network and the results have been impressive. Our 4G LTE build now covers more than 290 million people and we expect to complete our deployment by the end of the summer.

And our fiber buildout to cover more businesses is going well. We have now passed more than 500,000 business customer locations since we first announced Project VIP.

At the same time we are investing in our network, we are investing in our customers by repositioning the wireless value proposition. Several years ago, we successfully led the transition to usage-based data pricing, and now more than 80% of our postpaid smartphone subscribers are on those plans.

Now we are making another successful pivot, away from the traditional device-subsidy model with AT&T and our Mobile Share Value plans. Customers can now pay directly for their devices in exchange for lower service pricing. That is an equation that really works for our customers, as you can see with this quarter's record subscriber metrics. And it's an equation that works for us, where there is an important strategic shift away from device subsidies, which have historically netted out to be a multibillion-dollar cost each year.

This move away from the subsidy model is happening quickly and bringing about many of the expected changes in our financial results, the shift in revenues from service to equipment and the moderation of quarterly margin trends as we achieve increased savings in device subsidies in the back half of the year, which, as you know, historically is our strongest device sales season.

But the key point is that we have made a deliberate decision to go down this path, and with the results we are seeing, we believe the strategy is clearly working. We see it in our results and we hear it from our customers.

With that, let me turn it over to John to discuss our second-quarter results. John?

John Stephens - AT&T Inc. - SEVP, CFO

Thank you, Susan, and hello, everyone. Thanks for joining us today and, as always, thank you for your interest in AT&T.

Let me begin with our consolidated financial summary, which is on slide 5. Consolidated revenue grew to $32.6 billion, up $500 million, or 1.6%. This was driven by continued wireless growth as we change our business model; solid consumer wireline growth, once again led by U-verse; and growth in strategic business services. Revenue this quarter was impacted by the shift to no-device-subsidy plans in wireless.

Reported EPS for the quarter was $0.68. As you know, during the quarter we sold our equity position in America Movil. After tax, we had a gain of about $0.08 on the sale. The gain was taxed at a higher effective tax rate, due to accounting for deferred tax assets related to foreign tax credits. While this accounting rules require this high tax rate, we are confident we will be able to utilize existing capital loss carryforwards to maximize the after-tax cash proceeds from the sale.

When you normalize for this item, our consolidated effective tax rate is about 34% or about 100 basis points higher than last year.

Also, we had $0.02 of pressure from our Leap integration costs, including our non-cash items, such as the amortization of customer lists. You may recall that we closed that transaction in March, so this is the first full quarter with these integration costs.

When you exclude these items, earnings per share was $0.62, compared to an adjusted $0.67 a year earlier.

Consolidated margins continue to be pressured by our investments, both in Project VIP and Agile, and our shift away from the subsidy model in wireless. These well-thought-out investments are expected to drive stronger growth in the second half of the year.

Cash from operations continues to be strong. Cash from operating activities in the quarter totaled $8.1 billion. Capital spending was $6 billion, with strong investments in Project VIP. Year to date, our free cash flow is more than $5 billion and that's after our more than $1.5 billion investment in our customers through AT&T Next.

Now let me turn to our operational highlights on slide 6. As you can see, we continue to execute at a high level, even as we transform our business. In wireless, the growing popularity of AT&T Next and the Mobile Share Value plan is having an impact on our results. The customer transition to these plans is driving a major shift in the subsidy model and, at the same time, helping to reduce churn, increase postpaid subscribers, drive strong growth of large buckets of data, and improve our Net Promoter Scores, or our customer satisfaction results.

I'll let Ralph give you the details in just a moment, but we are very pleased with what we are seeing from our wireless repositioning and confident in our strategy.

In wireline, U-verse continues its steady performance of subscriber gains and increasing revenue. It is now approaching $15 billion in annualized revenues, growing at about 25% year over year. Strategic business services also continues to grow, at more than 13%, and is an annualized $9 billion revenue stream. We also reached a milestone in the second quarter when our U-verse high-speed broadband reached 70% of our total broadband base; clearly, the transition is underway.

While we have made great progress, we still have a lot of room for growth, as we expand our base through Project VIP and continue to bundle broadband with other valuable services.

And of course, in the second quarter we announced our intention to acquire DIRECTV. This will take our video and bundling strategies and our cost structure to a whole new level. We're really excited about what this transaction can do. Service bundles are a proven winner for us and we believe the ability to bundle services nationally will be a big plus.

Overall, we're on track with full-year guidance and look forward for trends to improve in the second half of the year.

I would now like to turn it over to Ralph de la Vega, who will provide more insight on the strong wireless performance and the repositioning of the wireless business model. Ralph?

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

Thank you, John, and good afternoon, everyone. It is great to be with you today. I will start on slide 7.

As John said, this was truly a remarkable quarter for our wireless business, with results coming in better than expected. We have been very successful in repositioning the business model and it is happening at breakneck speed.

The shift to the no-device-subsidy model is unmistakable. More and more customers are choosing the simplicity of Mobile Share Value plans and AT&T Next.

This model shift is driving impressive results. Postpaid churn was a record low 0.86%, the best ever for AT&T and likely an industry best this quarter. This customer loyalty helped drive our largest postpaid subscriber gain in nearly five years, more than 1 million postpaid net adds in the quarter, including very strong smartphone net adds.

The shift to Mobile Share Value and Next has been dramatic in transitioning our smartphone customer base. Half of our smartphone sales in the second quarter were on AT&T Next and nearly half of our smartphone subscriber base has moved to Mobile Share Value plans since we first introduced value plans in February.

Even better, when customers do switch to Mobile Share, they are moving to larger and larger data buckets. We now have more than 41 million connections across 15 million accounts on Mobile Share, with half on plans of 10 gigabytes or higher. And the number on larger data plan continues to grow.

As more and more customers move to usage-based data plans, data use is increasing. We are still seeing a nearly 50% year-over-year data usage increase on smartphones, and we continue to add more smartphones, connected devices, and tablets.

We're also starting to see the next wave of wireless growth. Digital Life is gaining momentum and had its best net gain quarter. Connected car growth is accelerating with new models entering the market, such as the Audi A3, as well as 10 GM models that will grow to 30 by the end of the year. These are in addition to those that are already in the market, such as Tesla, BMW, and others.

We feel these are incredibly good results in a time of transition. Let me give you more detail, starting with our strong postpaid net adds and churn on slide 8.

The move to Mobile Share Value plan has really solidified our customer base and this is critically important. Retaining our smartphone base is the basis for future growth. Postpaid churn was at an all-time low, and churn for Mobile Share and smartphone customers were even lower. That was even more remarkable in a noisy competitive environment.

This helped to drive more than 1 million postpaid net adds, with more than half of those being phone customers, a significant improvement from the past several quarters. Overall, we had more than 600,000 total net adds, and that includes prepaid declines due to the second-quarter seasonal pressure and continued migration of session-based outlets to postpaid.

We also saw expected second-quarter pressure from our Cricket integration. We expect this prepaid pressure will moderate in the third quarter, and, in fact, we have already seen our prepaid trends improving. Branded tablet net adds for the quarter were 250,000 and that includes 366,000 postpaid tablet net adds in the quarter.

We also saw pressure in reseller and connected devices as we transition off the old 2G network. All this drove total churn higher, even with our record low postpaid churn.

We continue to grow our smartphone base. Including migrations, we added nearly 1.6 million in the quarter. We had more than 700,000 smartphone net adds in the quarter, and more than 90% of our postpaid phone sales in the second quarter were smartphones.

Sales of LTE devices also continued at a strong clip, which is great for both us and our subscribers. LTE devices provide the best customer experience, while also being the most network efficient. Almost two-thirds of our postpaid smartphone base now have LTE phones.

You see the dramatic impact Mobile Share Value plans have on churn and postpaid net adds; now let me show you the impact on the subsidy model and revenues. Those details begin on slide 9.

Total wireless revenues for the quarter were up nearly 4%, as revenues continued to shift to equipment from service. Equipment revenue growth was strong in the quarter, up 45%, but as we expected, service revenues were impacted. We also saw revenue pressure from promotional activity early in the quarter and from a change in the recognition of revenue with the sales of phones through our agents, due to the AT&T Next offering. Together, these two items had about a 200 basis-point impact on total wireless growth.

We're also seeing significant increases in the number of customers who bring their own devices. This is a good thing for us as it takes all the subsidy expense out of our model and brings on a profitable customer.

We are continuing to see customers choosing Mobile Share Value plans in unprecedented numbers. In just five months, about 24 million smartphones, or about 44% of our postpaid smartphone base, have moved off the subsidy model. That includes about 2 million subscribers on unlimited data plans who chose to move to Mobile Share plans.

We now have less than 10 million subscribers on unlimited plans, our lowest level in years. At the same time, customers who are ready to upgrade are increasingly turning to AT&T Next. More than half of our smartphone sales in the quarter, or 3.1 million, were on Next. As you can see on the pie chart on the left of this slide, we have about 7 million AT&T customers who were Next customers at the end of the quarter, but the total number of subscribers on non-subsidy plans is about 24 million.

This gives us a large number of subscribers who will move to AT&T Next when they buy a new device. By the end of the year, we expect the percentage of Next sales to increase considerably as customers begin to upgrade their phones. And in fact, we are already seeing customers do this. Virtually all of our pre-Next customers are choosing AT&T Next when they upgrade in our Company-owned stores, and we expect sales to increase with our agents and in national retail, where we are just beginning to ramp up Next.

The change in the device subsidy model is driving a shift in our wireless revenue mix, but it is also driving higher value with improved churn and more sustainable margins.

I will turn it back to John, so he can give you those financial details on slide 10. John?

John Stephens - AT&T Inc. - SEVP, CFO

Thanks, Ralph.

Ralph talked about the great results we saw in wireless in the second quarter. Let me take just a minute to dive deeper into the financial and customer value impacts.

If you look at the overall customer value, the shift away from the subsidy model is very positive. Churn plays a big role in this. Take a look at the customer value illustration on the upper or left of the slide 10.

With a year-over-year 16 basis-point improvement in postpaid churn, the average life of each of our customers is extended by 18 months. With Mobile Share Value pricing, service ARPUs do drop on a comparable basis, but when you factor in the average life of a customer, lifetime service revenues actually increase.

In the example presented, they've increased $400 per customer. When you are AT&T with over 50 million phone customers, that's a real opportunity to generate great value.

So in short, the customer value increases with Next. And this doesn't even take into account the reduction in equipment subsidy. Going to AT&T Next also takes away most, if not all, of the net subsidy costs. That's why you can't just look at service ARPUs anymore to get a comprehensive view of our business.

Phone-only service ARPU is down for the quarter, but when you add in Next billings, you get a more accurate idea of what an average customer pays us each month. The average monthly Next billings for the equipment are about $27 per month, driving our phone-only ARPU higher with Next.

When this $27 per month is spread over the entire base, it adds about $2 in ARPU per customer in the quarter. As the Next base grows, so will this impact on ARPU. We have actually already seen this. Service ARPU with Next improved throughout the second quarter, and for June, it was more than $65, or almost $1 higher than the quarterly average, as equipment purchases increased throughout the quarter.

Another benefit of moving off the subsidy model is that the previous highs and lows of our margins become more stable. We have been in this business a long time and we have seen two big drivers of sales and upgrades -- that's the holiday season and the introduction of new devices. In the past, we used to have mixed feelings about those events. It was great for sales, but that subsidy cost pressured margins and financial results.

Now, with about half of our smartphone subscribers already on non-subsidy plans, and that number going up every day, we're feeling really pretty good about the position we're in. If you look at expectations for the rest of the year, we anticipate service margins to be more than 40%, while postpaid phone-only ARPU with Next billings will continue to increase as more customers upgrade their phones.

Our wireless repositioning story is definitely a work in progress, but it is definitely working. The benefits are clear -- lower overall churn, higher postpaid net adds, customers buying larger buckets of data, and a shift away from the unlimited plans. Best of all, customers like it. They like the clear and simple pricing, and we feel really good about where we are and we are excited and look forward to the second half of the year.

Those are our wireless highlights. I would now like to discuss our wireline business, starting with consumer on slide 11.

U-verse has been a solid and consistent story for us. We continue to see solid subscriber and revenue growth. This helped drive 3% revenue growth in consumer. Total U-verse revenues are now approaching a $15 billion annualized revenue stream and they're growing at about 25% year over year. U-verse now represent 62% of consumer revenues.

We have 11.5 million broadband customers, after adding almost 500,000 in the quarter. That's more than 70% of our total broadband base. That compares to just 40% two years ago.

We also added 190,000 TV subscribers in the quarter, which gives us 5.9 million total U-verse TV customers.

A big factor in the success of U-verse is our ability to bundle. More than 97%, or virtually all, of our video customers have some kind of bundle with us. And two-thirds of our U-verse TV subscribers take three or four services with us. ARPU for U-verse triple-play customers continues to be more than $170 a month. That helps drive revenue growth, while reducing churn. In fact, triple-play bundled customers have significantly lower churn than standalone customers.

We see a continued opportunity here. Our market penetration stands around 20% for U-verse broadband and TV, but that penetration increases the longer we are in a market. Plus, as Project VIP expands our customer reach, we believe we can achieve much more.

We also continue to deploy GigaPower as part of our Project VIP build. Sales of our ultrafast broadband service have exceeded expectations in Austin and we have announced our intention to deploy in Dallas and North Carolina.

Now let me take you to our business wireline results on slide 12. Wireline business continues to be a story of the economy and the shift to IP data and away from legacy services. Strategic business services, services such as VPN, Ethernet, hosting, and other advanced IP services, grew by more than 13% in the quarter and more than 14% year to date and now represent a more than $9 billion annualized revenue stream.

They now make up more than 27% of business wireline revenue, and for the first time, strategic business service revenues are now more than half of our total wireline business data revenues. Overall wireline business revenues were down 2.9%. Service revenues were down a little more than 2% in the second quarter, but that's on track with recent trends and the slow economy.

When you look at each of the business components that make up our wireline business, you will see some different stories and some different trends. Enterprise service revenues were actually up about 1% year over year, and this was its fifth consecutive quarter of year-over-year growth rate improvement, and our enterprise channel continues to provide significant sales opportunities for our wireless services.

Wholesale again was challenged by network grooming of some of our wireless customers, and we also saw the impact of our acquisition of Leap this quarter, as those previous external wholesale revenues now are internal to AT&T. And while small business is benefiting from wireless bundles and continued U-verse broadband growth, the lack of new business formations is still impacting the business opportunity.

Now let's look at our margin story on slide 13. You can see the margin impacts from changes in the wireless subsidy model and Project VIP on our margins. In the second quarter, when adjusting for Leap integration expense, wireless EBITDA service margin was up slightly, to 42.6%. That's a strong performance, especially when you consider our very strong postpaid and smartphone net adds in the quarter.

Adjusted EBITDA was $6.5 billion, stable year over year, but total EBITDA margin was down, due to the impact of the 24 million smartphones moving to Mobile Share Value pricing, some promotional activity we had in the first half of the year, and new business investments in things like Cricket and Digital Life.

For the quarter, our adjusted consolidated margin was 17.7%, compared to 19.1% in the year-ago quarter. As Ralph said, the shift to Mobile Share plans ahead of equipment purchases pressured our results. Wireline margins were down from a year ago, but essentially flat with first-quarter levels. The decline in revenue from legacy services was part of the impact, but at the same time, success-based video content cost, retransmission price increases, and expenses from Project Agile and VIP also caused pressure.

For example, overall content cost increases were more than double the total increase of wireline operating expenses for the entire quarter.

But this wireline pressure was partially offset by growth in consumer revenues, gains in strategic business services, and solid execution of cost initiatives. We expect Project Agile and our move to software-defined networks to provide margin help. Project Agile will drive efficiency and speed to market as we transform how the Company organizes and operates, all around our customers.

As we've said before, we are reinvesting savings at this point, but we see real opportunity to reduce costs through this effort. We expect run rate savings in the $3 billion range by 2017.

Now let's move to cash flow. Our summary is on slide 14. In the first half of the year, cash from operations totaled nearly $17 billion and about $8.1 billion in the second quarter. Capital expenditures were up, $11.8 billion for the six months and $6 billion for the quarter. Free cash flow before dividends was $5.1 billion year to date, on track with full-year guidance, even with investments in Project VIP and our wireless customer base.

We did monetize $800 million of our Next receivables in the quarter and there continues to be great interest in additional sales, but even after that, our net investment in customers increased by more than $1.5 billion during the year. So we expect to meet our free cash flow guidance, even with the substantial working capital invested in AT&T Next customers.

And net debt to adjusted EBITDA was at 1.71, as we maintain the best credit rating of any major US telecom company.

In terms of cash, I think you know the story. Dividend payments remain our first priority and year to date totaled $4.8 billion, and we continue to be opportunistic with our share buyback program.

Our assets sales, including America Movil, also strengthened our cash position and balance sheet. We ended the quarter with more than $11 billion of cash. About $4.6 billion of that has already been used for debt redemption, leaving more than $6 billion of cash on hand at the current time.

We have the balance-sheet flexibility to pay down more debt and position ourselves for the upcoming spectrum auctions and the DIRECTV acquisition, while investing in the growth of our business. In fact, I believe we are continuing to maximize our balance-sheet efficiency. We expect another $3 billion of asset monetizations by the end of the year, with the sale of our Connecticut wireline property and the remaining proceeds from our America Movil sale.

The DIRECTV transaction continues to move forward. Brazil's antitrust regulator has approved it without restrictions and we have completed the review process at the state level without conditions, which included Arizona, Louisiana, and Hawaii.

We also received good news today when the Department of Labor's approval notice, allowing us to fund our pension plans with a preferred equity interest at America Movil, was posted in the Federal Register website.

Now let me close with a quick summary and a recap of our full-year 2014 expectations. There continues to be a lot of moving parts in this quarter and throughout the remainder of the year, but we are confident we are heading in the right direction. We staked out our course and our plan for the year and we are confident that we are on the right track.

First, we expect consolidated revenue growth at the low end of the 5% range. To define that, let's say that we will say that the range -- we define that range as 4.5% to 5.5% and expect the numbers of AT&T Next upgrades to ramp substantially in the second half of the year, powering that growth.

Second, we see stable consolidated margins as we begin to realize greater benefits as more customers shift away from the subsidy model in the back half of the year.

We continue to expect adjusted EPS in the low end of the mid single-digit range, even with the pressure from Leap integration costs and loss of the America Movil equity income. We are still targeting capital spending in the $21 billion range, even as we accelerated investment in the first half of the year. And we expect free cash flow in the $11 billion range, even with strong AT&T Next sales.

I now will turn it back to Susan to take your questions.

Susan Johnson - AT&T Inc. - SVP IR

Thank you, John. Nick, I am going to turn the call back to you for instructions for our Q&A session.

QUESTION AND ANSWER

Operator

(Operator Instructions). Mike McCormack, Jefferies.

Mike McCormack - Jefferies & Company - Analyst

Maybe just a comment on the churn side. Obviously, you're getting a benefit, probably somewhat due to lower pricing points. How do we get more comfort that this is going to be a longer-term benefit?

And then, just secondarily on the Leap side, how many of those customers, if any, were able to migrate onto the postpaid platform? Thanks.

John Stephens - AT&T Inc. - SEVP, CFO

Ralph, do you want to take the questions?

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

Yes, let me comment a little bit on that. Mike, when John was going over the chart, he was explaining just the extension that we see in the customer lifetime value when you take our overall churn going from 1.02% to 0.86%.

The thing that is really encouraging to me is that that is the total average for postpaid. When you look at smartphones, you see a similar change, and what is driving the overall churn down are smartphones. And then when you look at smartphones on Mobile Share Value plans and Next, they are even lower. So, what we are doing is working.

I will give you one proofpoint that was really encouraging to me in the second quarter. In the second quarter, typically churn for our Company goes up in May and June, compared to April. What we saw in this quarter was a change in the trend, so both May and June were actually lower in churn than April, despite all the competitive activity that is going on. So we feel very certain that as more and more customers sign up to Mobile Share Value plans and Next, it solidifies our scores in terms of churn.

And we are seeing the same thing in our Net Promoter Scores. Our Net Promoter Scores for customers who are Mobile Share Value plans, compared to FamilyTalk, for example, are twice the number.

So, every indication we have from our customers is that these are sustainable and sustainable even during some pretty intense competitive activities, as we always see in the wireless business.

Now you were asking about Cricket. Let me give you a quick update on Cricket. As you know, we actually launched Cricket on a nationwide basis, the new Cricket, on May 19. So that was relatively short, but I'm very pleased with what happened. We successfully converted both the Aio brand and the old Cricket brand to the new Cricket brand. We rebranded the stores and we started converting customers at rates that we expected from the old CDMA network that Leap had to our GSM network. And Mike, the results are really, really encouraging.

As you know, that network covers 97% of the customers. It doesn't include roaming. But what we are seeing is Net Promoter Scores, again, of Cricket customers improving month after month as they get to sample the GSM network compared to their old CDMA network. And so, the migrations are on schedule and we are seeing improving trends in terms of the net additions since we completed the conversion.

In fact, if you look at the second-quarter Cricket numbers compared to a year ago, we have reduced the defections by one-third just in the first quarter alone, and what we are seeing in July is an improving trend that I am sure will continue throughout the year. Again, as customers sample this great network that they have now that is a nationwide network, as we move those customers over, we are seeing lower churn.

So, we feel really good about what we did with Cricket, and we're really excited about the results we are seeing with Mobile Share Value plans and Next in driving lower churn.

Mike McCormack - Jefferies & Company - Analyst

Ralph, I'm sorry, just for clarification on the Leap migration, did you get any benefit on the postpaid side from customers from Leap?

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

No, not any significant improvement. No, Mike, there was no significant movement from prepaid to postpaid in our case.

Mike McCormack - Jefferies & Company - Analyst

Great, that's helpful. Thanks, Ralph.

Operator

John Hodulik, UBS.

John Hodulik - UBS - Analyst

Maybe first just a follow-up to Mike's question for Ralph, and another one for John. Ralph, is there any -- I liked where you were going with the churn. But is there any risk that churn could start to move up within the Next base once maybe the pre-Next people that you have moved over that are eligible for handset and are probably looking at -- eyeing the new iPhone later this year -- start to see the build -- they have already seen the build go down, start to see it go back up again, and maybe talk about your experience there.

And then maybe for John, in your prepared remarks at the beginning of the call, you talked about some stronger growth and stronger trends in the second half. Is it just equipment driven or could you give us a little bit more detail on what some of those trends are, and are we to the point where we have an eye towards when we will start to see service revenue trends start to turn? Thanks.

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

John, on your comment about what happens as people upgrade to Next, as we mentioned in my comments, we are already seeing about half of our smartphone sales go on Next and that's the same experience that you were referring to.

And those customers, when we sample them, their Net Promoter Scores are high, so we are not seeing any concerns at this point and I think that once they get on Next, they are going to be able to get the new smartphone every year or every 18 months, depending on the plans that they select. So, we feel really good so far about everything we have seen from the plans. No major concerns.

John Stephens - AT&T Inc. - SEVP, CFO

And John, specifically the customers that we allowed to go up on the Mobile Share Value plans early and that have subsequently come in, we have seen great stay-on rates, over 90% of the Company-owned stores, where they've stayed on the Next program.

So they like it. They really seem to be very sticky with it, so we feel good about where it's going, but we're going to watch it closely.

John Hodulik - UBS - Analyst

Got you.

John Stephens - AT&T Inc. - SEVP, CFO

With regard to the stronger churns, there is a couple of things that are just really important. One, when you add 1 million customers in a quarter and we added -- total change was 1.6 million smartphones. That was a conversion of about 900,000 feature phones to smartphones, and then there was net adds -- postpaid smartphone net adds of 700,000. So those were really significant numbers.

We had another good quarter of tablets, about 350,000, but we really had great performance on our smartphone net adds, so that gives us confidence in generating more revenue.

Additionally, we are seeing people take insurance almost at a 50% clip on our Next sales. So that's going to help, and we continue to find satisfaction. Those insurance rates are anywhere from $7 to $10 a month. We see really good results with that.

Third, we are seeing people buy bigger buckets, as we mentioned. I think we mentioned -- Ralph mentioned that there was 14 million or so Mobile Share Value accounts. Over half or about half of those are taking 10 gig or better, and with the new phones coming out, people are using more data. We continue to see usage growth, which is going to drive revenue growth.

All of those things are what give us confidence in what we see and why we believe there is going to be real opportunity for improving revenue trends.

But lastly, very much so we think the Next take rate, and especially with the opportunity for maybe some new devices in the holiday season, will also generate some improvement in our numbers.

So, feel really good about the whole package, not just the equipment story.

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

John, one other thing that I think we both feel good about is if you look at those larger data buckets, we mentioned that about half of our base is on buckets that are 10 gigs or higher. But if you look at actually as customers add lines to their Mobile Share Value plans, we are seeing that number that are selecting the 10 gig or higher plan be 70%.

So we got about half the base, but on the ones that are getting added, the take rates are even significantly higher. So it gives us great encouragement that as you look at Mobile Share and Next, number one, it's producing lower churn and number of customer lifetimes. Number two, it is actually reducing our subsidies, and number three, it's resulting in these large data bucket purchases that we know will increase ARPU, as we define it now to be phone-only ARPU plus Next billings. Those are expected to increase for the remainder of the year.

So we feel really good the strategy is working and it is having its intended results.

John Stephens - AT&T Inc. - SEVP, CFO

John, let me go ahead and add one other thing that I make clear that you got out of the presentation. There was about a 200 basis-point pressure in the wireless revenue growth this quarter, and it has to do with we are now selling our Next program through our agent. And so instead of recognizing the revenue when we deliver to the agent, we recognize the revenue when they deliver to the customer, and so that delayed and had an impact on revenue this quarter.

By the end of the year, we think we will get that back, especially in the holiday season when inventories are traditionally low.

In addition, we had some -- early on in the quarter, we had some pressure from some promotional activities. As you know, we really haven't run any significant promotional activities since the April timeframe. So we think we've got most of that pressure behind us.

When you put those two things together, we have a better starting point than we may appear, based on our -- on the appropriately reported results.

John Hodulik - UBS - Analyst

Got it. Okay, thanks for all the detail, guys.

Operator

Joe Mastrogiovanni, Credit Suisse.

Joe Mastrogiovanni - Credit Suisse - Analyst

Thanks for taking the question. Ralph, can you give us a sense for the exit rate for churn at the end of the quarter?

And then, John, you just mentioned the promotional activity. Do you have an idea of how much of the sub growth was actually driven by the promotional activity we saw early on in the quarter?

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

First, on the churn in the quarter, as I mentioned earlier, what is really encouraging is that we saw both May and June be lower than our postpaid churn in April, and usually it's the reverse.

So it says that the plans that we have put in place are bending the curve in the right direction, trending to lower churn in the back half of the quarter, as opposed to being higher, which is traditionally what we have seen in mobility. So, it is very encouraging and we are seeing very good churn levels at this point. So, I don't see anything that will drive it in a different direction.

John Stephens - AT&T Inc. - SEVP, CFO

This is John. We both -- and the whole operation -- we remain very optimistic about churn continuing to improve on a year-over-year basis, compared to the historical levels, so we feel really good about that.

With regard to the net adds we had, we really haven't had any significant promotional programs in effect in May or June. We had some in March and some of the cost of those were appropriately accounted for when the customers earned those discounts, or actually in April. So, we really didn't see much in the way of significant customer change with regard to that. We may have seen some of that benefit in March, but I will tell you it seems like in the [noisy] environment, we have a lot of our competitors who are very active in that, and quite frankly, we were not. We were not as active as others.

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

By the way, Joe, one other point of reference, the 0.86% churn number, as far as I know, if you go back and look at the history of wireless, is the second lowest churn ever reported by a company in the history of wireless, and the one that was lower than that was only 2 basis points lower two years ago.

So, not only is it the lowest for AT&T, but some of the lowest churns ever reported by any company in wireless.

John Stephens - AT&T Inc. - SEVP, CFO

Obviously, Joe, we feel real good about where we are at and how we are performing. The team is doing a great job.

Joe Mastrogiovanni - Credit Suisse - Analyst

Okay, guys, thanks.

Operator

Simon Flannery, Morgan Stanley.

Simon Flannery - Morgan Stanley - Analyst

John, on capital spending, you reiterated the $21 billion. That implies about a 20% drop, second half versus first half, and I know there has been a lot of talk in the market around CapEx freezes and so forth. So perhaps you could just provide a little clarity about how you are going to get there and what impact that has on wireless or wireline.

And then, for Ralph, I think in the June release, you said about one-half of customers would be on no-device plans by midyear and about two-thirds by the end of the year, and I think you hit 44%. So as we go into Q3 and Q4, are you still targeting that two-thirds number or are we coming in a little bit lower than that? Thanks.

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

Let me answer the last one first, Simon, and yes, that's exactly what we are targeting.

What we have seen, Simon, is, first of all, we started with our Company-owned retail stores and it was a huge smash hit. Then we brought in our dealers, and they have been a huge smash hit, almost exactly the same performance that we saw in our Company-owned retails, which are much higher than the averages that we are reporting.

Now we are bringing national retails. These are national retail agents that have not sold Next up to this point who will be coming online, and so we expect those to come online in the third and fourth quarters, further increasing the rate. So, we're fairly confident that you're going to see an increase from the rates that we reported in the second quarter.

John Stephens - AT&T Inc. - SEVP, CFO

Simon, with regard to the CapEx story, yes, we did reiterate that we are going to be in the $21 billion range, and we're going to stay with that.

With regard to the commentary on the overload of that $1 billion spend in the first six months, I guess I am well aware of the commentary and the talk that many people have had that we had changed our spending patterns, but based on those numbers, it would seem that some people were misinformed. It may have been more about the spread or the sharing amongst our spend.

If you are thinking about how we're going to get down to the $21 billion range, I would suggest this, we are very near complete with our $300 million LTE build, and in fact, we expect to complete that later this summer. So most of the spending for that and much of the spending for the network densification has been already placed. We just need to go out and utilize and put those assets into service, which we are apt to do.

Secondly, we have done a lot of other of our systems and other corporate work with regard to laying out fiber and other things that we expect will moderate in the second half of the year and focus more on the utilization of assets that we placed in service. So, certainly, it will be a challenge, going to be a lot of work, but feel good about the fact that we can stay in that $21 billion range.

Simon Flannery - Morgan Stanley - Analyst

Thank you.

Operator

Amir Rozwadowski, Barclays.

Amir Rozwadowski - Barclays Capital - Analyst

Earlier this quarter, you folks mentioned that you have been able to secure some financing for your handset receivables, which I believe Randall had alluded to as an opportunity during your most recent analyst event. Now that we've seen a couple of quarters of the Next program, do you see further opportunities to finance some of these receivables?

And then, secondly, there has also been a lot of chatter around the possibility of extending bonus depreciation. I know, John, this is an area that you spent a decent amount of time looking at. Would love to hear your thoughts around where you think legislation is and where it ultimately shakes out, and the potential opportunity here with respect to your cash flow positioning.

John Stephens - AT&T Inc. - SEVP, CFO

Sounds great, Amir, let me try to handle it.

First of all, Citi was our lead bank in the Next monetization transaction that we completed in June. We received about $800 million in cash from the monetization of some of our Next accounts receivables.

With that being said, we still had a net investment in our customers of $1.5 billion -- more than $1.5 billion, actually, from January 1 through June 30. What we learned from that is it wasn't just Citi, but it was a number of other banks stepped up and were very interested in joining in the consortium to buy those receivables. There was plenty of demand. The financing costs were extremely low, very, very attractive, and the terms and conditions were very attractive. So, we went ahead and did it.

We're also very pleased with the fact that the collection of major banks established the real validity and the real value of those receivables, and we believe there continues to be great demand. In fact, all the participants in that have come back to us and said -- and asked us.

So we will look at further opportunities, and we believe that's one of the reasons why I feel comfortable about our cash flow guidance for the year, in the sense that we have one of those levers is the monetization process, so that gives us great comfort.

Second piece is we're optimistic on bonus depreciation getting at least extended. There has been a number of bills out there, some to make it permanent, others to extend it. There seems to be a general sense that the extenders will get completed and approved, but maybe not until later this year. That would be a very good thing for a capital-intensive industry like us and help us continue to make significant investments in our network.

The biggest cash impact for us would be in 2015. It would certainly help 2014, but the biggest cash impact for us would be in 2015 because of some of the nuances of the tax rules. And we are -- we file carefully and we are looking for every opportunity to promote that legislation.

Operator

Mike Rollins, Citi Investment Research.

Mike Rollins - Citigroup - Analyst

Thanks for taking the questions. Just a couple of follow-ups, if I could, please. I think last quarter you mentioned what the installment net receivables were at the end of the quarter. I was wondering if you can give us an update there.

And then, secondly, if I can just go back to the churn improvement that you saw during the quarter, how should we think about who specifically the improvement came from? In other words, did it come from customers that were out of contract and were able to churn, but took advantage of the no-subsidy Mobile Share Value? Was it customers earlier in their life that may have churned prematurely where you were able to capture a benefit from? Is there a way to think about the segments of customers where you saw that churn savings? Thanks.

John Stephens - AT&T Inc. - SEVP, CFO

I think the -- Mike, a couple things. One, I think the biggest churn improvements we saw were, quite frankly, in smartphones, in the overall category of smartphones, where the smartphone churn is lower than that 0.86 postpaid churn we saw.

Secondly, the customers who participated in our Mobile Share Value plan, their churn is also lower than the 0.86%.

So as those plans grow and as our smartphone -- 80% smartphone base continues to go to our flow share of 92%, you can understand why we are optimistic about further churn improvement and the opportunity to continue this good run we're having.

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

Mike, let me add a little more color to that. Like John said, when you compare the 1.02 churn to the 0.86, that extends the life of a customer by a year and half.

If you do the same analysis, not on the total base, but on smartphones, that life extension goes to 2-1/2 years. The churn difference is actually greater if you compare smartphones on the same basis. So, you extend the life of a customer by 2-1/2 years, and then if you take smartphones who have Mobile Share Value and Next, you extend it even further than that.

These results are early on, but are really encouraging, and it basically says that customers who choose Mobile Share Value and Next on smartphones are driving this thing down to really low levels.

And by the way, the numbers that we are quoting on churn are, of course, total churn. There is some involuntary churn, so the voluntary churn numbers are actually even lower than the ones that we have just published.

John Stephens - AT&T Inc. - SEVP, CFO

Michael, as you said on the installment sales, I will tell you it's a mixed bag of numbers, so I don't want to -- I want to make sure I don't direct you to some -- one specific line on the financial statements.

But if you look at our accounts receivable and then you add in our long-term assets that relate to Next, because some of the receivables are over 12 months, and then you look at the deferred purchase price from the Citi organization, you get a sense that we are in the area of $3.2 billion of total receivables, and that is after taking into account of reducing it for the monetization we did.

We will disclose this information in our 10-Q, so I will give you that back to say we will make sure we, as we have in the first-quarter Q, disclose that.

Operator

Phil Cusick, JPMorgan.

Phil Cusick - JPMorgan - Analyst

I guess two quick ones. First, the buyback pace was a little slower. Should we think of that as the new run rate, given the DTV transaction out there, and I know you said opportunistic, but assuming this -- at this level, give or take?

And then, second, speaking of DTV, there are a lot of opportunities in Latin America. AMX may sell some assets. The Brazil auction is coming up. Would you anticipate being involved in anything in Latin America between now and the close of the DTV deal or in the future, or do you think of DTV it is as it is for a while? Thanks.

John Stephens - AT&T Inc. - SEVP, CFO

Phil, real quick, on the buyback, you are absolutely right. The pace has moderated, and certainly we take into consideration all factors -- the DTV deal, our CapEx spending, quite frankly, our investment in our customers with Next.

So, I am going to stick with the guidance we gave before that we are going to continue to be opportunistic, but you are absolutely right that the pace has moderated as compared to last year.

With regard to any transactions, other than the accountants have already made on DTV, we really wouldn't want to speculate on any -- or comment on any speculation that is out there, so we will just -- we are just really focused on continuing to work with the regulatory agencies and getting the DTV transaction approved and moving forward with that. We still -- we are more excited about it and more confident that it is the right thing to do than ever, and so we want to push it forward.

Susan Johnson - AT&T Inc. - SVP IR

Nick, I think we are going to call for the last question.

Operator

Timothy Horan, Oppenheimer.

Timothy Horan - Oppenheimer & Co. - Analyst

I think last quarter you gave the normalized ARPU, and maybe I missed it this quarter, if you normalized for the sale of the equipment. And maybe, I know you have the channel sales and a few other moving parts. Can you give us what your best guess on what the normalized revenue growth was for the quarter?

And then, lastly, I know you said customers are bringing their own -- more of their own devices, but are you seeing customers trade down to lower-cost devices with the Next plan now that they have to pay for it on their own? Thanks a lot.

John Stephens - AT&T Inc. - SEVP, CFO

Tim, a couple of things. If you look on slide 10 that we showed there, you can see that the ARPU plus the Next billings was about a little bit over $64, $64.35. That compares to last year's $67, so it's down around the 4%, 4.5% range.

Secondly, I will tell you that if you look at that as of the month of June, as opposed to the average for the quarter, that's about $1 higher. And so, what we are seeing is an expectation that through the rest of this year, you will see the ARPU plus those Next billings definitely increase, and we will be -- we are very optimistic about the opportunity to get back on track for growth. I will let Ralph take the other question.

Ralph de la Vega - AT&T Inc. - President, CEO AT&T Mobility

Yes, and Tim, what we are seeing today in terms of bring your own devices are devices that are typically hand-me-downs, but we are very excited because we see a new wave of low-cost smartphones where customers can outright purchase the device for a very low cost and, in essence, bring their own device by paying cash.

And the new lineup of smartphones that we will have in the second half will have several options of good-looking devices, very functional, large screens, at lower costs that will allow a customer to get our best price by a very simple purchase of the device. So we think that BYOD will probably increase as the year goes on.

John Stephens - AT&T Inc. - SEVP, CFO

For the quarter, Tim, I think our BYOD units were about 3 times or more than 3 times what they were last year, but the encouraging thing for us is about three-quarters or more of those went on accounts under contract. And so, while the BYOD doesn't require a contract, when they bring them, put them on an account that has a contract, we feel real good about the sustainability of those.

And quite frankly, as Ralph mentioned, the fact that there is no subsidy cost of those makes it really a financially attractive situation.

As we close, I want to thank you all for being with us this afternoon. We have made significant progress in transforming our business for growth in the second quarter, and in particular with repositioning our wireless business model. Postpaid net adds were very strong. Specifically, smartphone net adds were very strong, and we had our best-ever postpaid churn. And we have made great strides in moving smartphone subscribers off the subsidy model.

We feel really good about our current momentum heading into the back half of the year and believe even stronger that our decision to go with this model was appropriate.

Thanks again for the call, and as always, thank you for your interest in AT&T. Have a great evening. Good night.

Operator

With that, ladies and gentlemen, that does conclude our conference for today. We thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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